SUNRISE TOURS, INC.

Holderbuschweg, 46

Stuttgart, Germany 70563

Tel. +49 71112890992

Email:  sunrisetoursinc@gmail.com

December 15, 2014

United States

Securities and Exchange Commission

Washington, DC 20549

To the Attention of:  Mr. Jeff Kauten, and Mr. Matthew Crispino

Re: Sunrise Tours, Inc.

Amendment No. 2 to Registration Statement on Form S-1,

Filed on November 12, 2014

Filing No. 333-199210

Dear Mr. Jeff Kauten, and Mr. Matthew Crispino:

Further to your letter dated November 26, 2014, concerning the deficiencies in Amendment No.1 to Registration Statement on Form S-1 filed on November 12, 2014, we provide the following responses:

General

Comment #1. We note your response to prior comment 3 and reissue the comment as we continue to believe that you are a shell company as defined in Rule 405. The definition of a shell company does not turn on the company's active pursuit of a business plan, but rather on the nature and size of its business operations and assets. In this regard, we note that you have nominal assets and that significant steps remain to commence the operations of your 3D tours business. Accordingly, please revise your disclosure throughout the registration statement to state that you are a shell company.

Response:  We note your argument to our prior response and respectfully disagree that activities that the registrant has undertaken in the furtherance of its planned business can be classified as nominal operations. We do not believe that the registrant is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended. Based on our representations and the disclosure in the registration statement, management is of the opinion that the registrant would not be deemed as a shell company, for the following reasons:

1.  Since inception, the registrant’s management has devoted a significant amount of time to the development of the business plan, research into the potential market, raising of capital and finding, purchasing and selling our first car.

2.   Since inception, the registrant has actively pursued its business plan, which is inconsistent with the business plan of a shell company. As described in the registration statement, the registrant operates business of development of 3D virtual tours and panoramas. The registrant does not intend to solely engage in any activities, which would be consistent with the business plan of a shell company.

3.   The registrant’s assets consist not only of cash.

4.  Our Sole officer and director, Alexander Karpetskiy, has specific knowledge and background experience in our line of business as stated in the S-1.

5.   As of November 30, 2014 we have generated prepaid revenue of $2,000.

6.   We have already started our operations and continue to develop our business. We signed two Service Agreements with Michael Prib, dated November 3, 2014 and with Benjamin Lanshoff dated November 20, 2014. We have received prepayment for our services in the amount of $2,000 in accordance with the agreements.

7.  In furtherance of the registrant’s planned business, we have registered a domain name for our website, 3dtour.guide, and have purchased equipment to start our operations and to provide the services according to the signed Agreements.

The Registrant does not believe that such activities and the various other activities it has undertaken in the furtherance of its planned business that it can be classified as “shell company”.

Comment #2. We note your response to prior comment 4. You have included a number of hyperlinks to various websites in support of the data you cite. Please refer to footnote 41 of Securities Act Release No. 7856 and revise your document or advise.

Response:  In response to this comment, the company does not wish to incorporate the information on external websites and it has chosen to delete the hyperlinks.

Dilution

Comment #3. We note your response to prior comment 8. Please revise to include disclosure that assumes the sale of 10% and 25% of the shares you are offering.

Response:  We have revised to include disclosure that assumes the sale of 10% and 25% of the shares we are offering.

Please direct any further comments or questions you may have to the company at sunrisetoursinc@gmail.com.

Thank you.

/S/ Alexander Karpetskiy

Alexander Karpetskiy, President